UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 2, 2018

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

TEXTAINER ENTERS INTO VOTING LIMITATION DEED WITH HALCO HOLDINGS INC

Textainer Group Holdings Limited (“Textainer” or the “Company”) is announcing that at the request of Halco Holdings Limited, it has entered into a Voting Limitation Deed with Halco Holdings Inc, the holder of approximately 48% of the Company’s shares. Trencor Limited, a publicly traded company listed on the Johannesburg Stock Exchange and a nominated discretionary beneficiary of the Halco Trust, the sole shareholder of Halco Holdings Inc, issued the following announcement about the Voting Limitation Deed:

TRENCOR LIMITED

Incorporated in the Republic of South Africa

Registration No 1955/002869/06

Share Code: TRE

ISIN: ZAE000007506

(“Trencor”)

VOTING LIMITATION DEED BETWEEN HALCO AND TEXTAINER

Shareholders are advised that, as announced on 11 August 2017, the Trencor board continues to actively pursue the commercial objectives of:

•	reducing costs, time delays and reputational risks associated with having to convert the US GAAP financial results of Textainer Group Holdings Limited (“Textainer”) to IFRS for purposes of reporting by Trencor; and

•	a possible simplification of Trencor’s interests.

Trencor has a 48% beneficiary interest in Textainer (NYSE: TGH) through Halco Holdings Inc (“Halco”) under the Halco Trust. At Halco’s request, Textainer and Halco have entered into a Voting Limitation Deed (“VLD”), effective 1 January 2018, whereby Halco has agreed to limit its shareholder voting rights in Textainer, solely in respect of the appointment and/or removal of directors and then only to the extent necessary to ensure that Trencor will be regarded for purposes of IFRS as being neither in control of nor having significant influence over Textainer. All Halco’s voting rights, save for the said limitation, will be unaffected by the VLD. The VLD should have no material impact on the economic value of Trencor’s beneficiary interest in Textainer.

Accordingly, as from 1 January 2018, the financial results of Textainer, reporting under US GAAP, will no longer be required to be consolidated and converted into IFRS for inclusion in the results of Trencor, thus eliminating significant commercial issues (e.g. the time-consuming and expensive conversion process, delays in Trencor’s financial reporting, reputational risks and the like) for Trencor and Textainer and their respective shareholders. As Trencor will be regarded in terms of IFRS as being neither in control of nor having significant influence over Textainer, Textainer will be accounted for by Trencor at fair value through profit or loss, which fair value information is more meaningful.

The JSE Limited (“JSE”) has advised that the effect of the VLD, entered into between Textainer and Halco, has rendered Trencor non-compliant with its Listing Requirements. Prior to the VLD being entered into, Trencor had proposed to the JSE that Trencor be reclassified as an “investment entity” under section 15 of the Listing Requirements with a view to remaining compliant with the requirements of the JSE. This proposal is currently being considered by the JSE and, if and when approved, will be subject to Trencor complying with the relevant requirements of section 15, as well as obtaining various Trencor shareholder and JSE approvals.

In relation to a possible simplification of Trencor’s interests, each of Halco, Halco Trust and Trencor has independently sought professional advice in exploring its own position, applicable local regulatory and legal considerations, as well as the best interests of its stakeholders in the various jurisdictions concerned, and will continue to do so. The processes involved are however complicated and require time to formulate and implement. Shareholders will be advised of further developments as appropriate.

Trencor Services Proprietary Limited

Secretaries

2 January 2018

Transactional sponsor

Investec Bank Limited

www.trencor.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2018

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer